Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
www.morganlewis.com
July 29, 2011
VIA EDGAR
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	RidgeWorth Funds (File Nos. 033-45671 and 811-06557) Filing Pursuant to Rule 485(b)
Ladies and Gentlemen:
On behalf of our client, RidgeWorth Funds (the “Trust”), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933 and to the Investment Company Act of 1940, Post-Effective Amendment No. 84 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto. The purpose of the Amendment is to: (i) update the Trust’s financial information for the fiscal year ended March 31, 2011; (ii) respond to the Staff’s comments on Post-Effective Amendment No. 83; and (iii) make other non-material changes.
I hereby certify that this Amendment does not contain disclosure that renders it ineligible to be filed under Rule 485(b).
Please contact me at (202) 739-5654 with your questions or comments.
Sincerely,
/s/ W. John McGuire
W. John McGuire